UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Platinum Energy Resources, Inc.
(Name of Issuer)
Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)
727659104
(CUSIP Number)
Tim G. Culp
200 N. Loraine, Suite 330
Midland, Texas 79701
(432) 685-9038
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with a copy to-

William F. Krueger
Lynch, Chappell & Alsup, P.C.
300 N. Marienfeld, Suite 700
Midland, Texas 79701
(432) 683-3351

March 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	727659104

1	NAMES OF REPORTING PERSONS Tim G. Culp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,801,581

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,801,581

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,801,581

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13D are calculated based upon 22,606,476 shares of common stock issued and outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010, which was filed with the Commission on November 15, 2010.

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Tim G. Culp on July 3, 2008, as amended by Amendment No. 1 to Schedule 13D filed by Tim G. Culp on July 21, 2008 (the “Schedule 13D”), is being filed by Tim G. Culp to update the information reported in Items 1, 2(b) and 2(c) and to amend and supplement Items 4, 5 and 6 of the Schedule 13D. Specifically, this Amendment No. 2 amends and supplements Items 4, 5 and 6 so as to include information regarding the dismissal of the Tarrant County Case and the Western District Case (such terms have the meaning ascribed to them in Item 6 below), and to include information regarding Tim G. Culp’s transfer of 314,395 shares of the common stock of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum” or the “Issuer”) pursuant to the terms of that certain Settlement Agreement and Release, executed and delivered March 17, 2011 but effective as of January 10, 2011, among Arthur W. Tifford, P.A., Arthur W. Tifford, personally, Tandem Energy Holdings, Inc., Tandem Energy Corporation, Tim G. Culp and certain other persons and entities whose identities cannot be disclosed due to confidentiality obligations (the “Settlement Agreement”).
Item 1. Security and Issuer.
The name of the Issuer is Platinum Energy Resources, Inc. Platinum’s principal executive offices are located at 11490 Westheimer Road, Suite 1000, Houston, Texas 77077.
Item 2. Identity and Background.
(a)	This Amendment No. 2 to the Schedule 13D is being filed by Tim G. Culp, an individual (the “Reporting Person”).
(b)	The Reporting Person’s business address is 200 N. Loraine, Suite 330, Midland, Texas 79701.
(c)
The Reporting Person is the Chairman of the Board of Platinum, is the President of Desert Production, Inc., a Texas corporation and was President, CEO and Chairman of the Board of Tandem Energy Holdings, Inc. a Nevada corporation (“Tandem”), prior to its dissolution on June 24, 2008.

(d)	During the last five (5) years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
On October 26, 2007, Platinum consummated the acquisition of substantially all of the assets of Tandem Energy Corporation, a Colorado corporation (“TEC”), then a wholly-owned subsidiary of Tandem. As part of the consideration for the purchase of the assets, Platinum issued 7,692,308 shares of its common stock to TEC. On March 11, 2008, TEC was dissolved by merger into Tandem. Tandem, the surviving corporation in the merger, acquired the assets of TEC which consisted of 7,692,308 shares of Platinum’s common stock. On June 24, 2008, Tandem dissolved under the laws of the State of Nevada. As part of Tandem’s dissolution, the 7,692,308 shares of Platinum’s common stock held by Tandem were distributed to its shareholders in a liquidating distribution, which included 2,115,976 shares of Platinum’s common stock that were distributed to the Reporting Person.
Item 4. Purpose of Transaction.
In June 2008 the Reporting Person acquired 2,115,976 shares of Platinum’s common stock following Tandem’s dissolution and liquidating distribution. On March 21, 2011, the Reporting Person, pursuant to the Settlement Agreement, delivered 314,395 of the 2,115,976 shares of Platinum’s common stock distributed to the Reporting Person.
In pursuing his businesses, the Reporting Person analyzes the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, the Reporting Person may hold discussions with third parties or with the management of such companies, including the Issuer, in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D as further described below, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy. In addition, as the Chairman of the Board of Directors of the Issuer, the Reporting Person may seek to influence the Issuer regarding courses of action that the Reporting Person may suggest are in the Issuer’s best interest and which, in the Reporting Persons’ opinion, would enhance shareholder value. In addition, the Reporting Person may, from time to time, as Chairman of the Issuer’s Board of Directors, contact the Issuer to express his views regarding the Issuer’s business and operations.
At this time, the Reporting Person plans to pursue opportunities as they arise to acquire or dispose of additional shares of common stock of the Issuer in the open market, in private transactions or otherwise at prices he deems appropriate. Other than as reported herein, the Reporting Person does not have any present plans or specific proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals): (a) the acquisition by any person of additional securities of Platinum, or the disposition of securities of Platinum; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Platinum, or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Platinum or any of its subsidiaries; (d) any change in the present board of directors or management of Platinum, including any plans or proposals to change the number or term of directors or to fill any vacancies existing on the board; (e) any material change in the present capitalization or dividend policy of Platinum; (f) any other material change in Platinum’s business or corporate structure; (g) any other material changes in Platinum’s charter or bylaws or other actions which may impede the acquisition of the control of Platinum by any persons; (h) causing a class of securities of Platinum to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Platinum becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Exchange Act; or (j) any actions similar to any of those enumerated above.

Item 5 . Interest in Securities of the Issuer.
(a)	1,801,581 shares of Platinum’s common stock, representing 7.97% of the shares of Platinum’s common stock outstanding.
(b)	The Reporting Person has sole dispositive and voting power with respect to the reported securities.
(c)	No trades were made by the Reporting Person of Platinum’s shares of common stock within the past 60 days.
(d)	Inapplicable.
(e)	Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In early March, 2005, Tandem, whose board was comprised of one director, Lyle Mortensen, issued 20,000,000 restricted shares of its common stock to Mr. Mortensen. Some of these shares were subsequently transferred by Mr. Mortensen to others including principals of TEC and Shamrock Energy Corporation, a Texas corporation, the Reporting Person, Dyke Culp and Jack Chambers, in late March, 2005. Mr. Mortensen resigned as a director and officer of Tandem in late March, 2005. Tandem’s board subsequently cancelled all of the 20,000,000 shares on the grounds that the stock was issued without lawful consideration. All of the cancelled shares were returned to Tandem, except for 2,878,000 shares held by Mr. Mortensen. Tandem believes that all of the shares held by Mr. Mortensen are null and void and has instructed its transfer agent to place a hold on the stock certificates held by Mr. Mortensen. On May 17, 2006, Tandem received notification from Arthur W. Tifford claiming to be a “holder in due course” of a certificate representing 2,700,000 shares of Tandem common stock previously held by Mr. Mortensen and a demand that such shares be reissued.
On May 23, 2006, Tandem filed a lawsuit in Nevada District Court, Cause No. CV06-01215, Washoe County, Nevada, styled Tandem Energy Holdings, Inc., v. Aritex Consultants, Inc., Arthur W. Tifford, P.A., Arthur W. Tifford, Ronald G. Williams, Lyle J. Mortensen, and Manhattan Transfer Co., against Tandem’s transfer agent, Arthur W. Tifford, P.A., Arthur W. Tifford, individually, and three other defendants and the court rendered a judgment that the certificate evidencing the 2,700,000 shares was invalid and void and directed Tandem’s transfer agent to void the certificate evidencing the 2,700,000 shares if presented for transfer, and enjoined the transfer agent from transferring the certificate if so presented.

Arthur W. Tifford, P.A., filed a competing lawsuit against Tandem and Platinum in the Florida Circuit Court, Cause No. 06-11547CA06, Miami-Dade County, Florida, styled Arthur W. Tifford, P.A., v. Tandem Energy Holdings, Inc. and Platinum Energy Holdings, Inc., on or about June 14, 2006, seeking a declaration by the court that Tandem’s cancellation of the 2,700,000 shares was improper and that Arthur W. Tifford, P.A., was the rightful owner of such shares, and an injunction prohibiting Tandem and Platinum from taking any action in detriment to its alleged rights in and to the shares. Tandem successfully challenged the jurisdiction of the Florida Court and obtained an order dismissing the complaint filed by Arthur W. Tifford, P.A.
In a separate lawsuit filed by Tandem on September 25, 2006, in the 67th Judicial District Court of Tarrant County, Texas, Case No., 067-220329-06, styled Tandem Energy Holdings, Inc. v. Aritex Consultants, Inc. and Lyle J. Mortensen (the “Tarrant County Case”), against its former director Lyle J. Mortensen and Mr. Mortensen’s corporate affiliate, Aritex Consultants Inc., Tandem sought a declaration by the court that the certificates representing the 2,878,000 shares issued to Mr. Mortensen and subsequently transferred to Aritex Consultants, Inc., are void, that the certificates were properly cancelled by Tandem and that the transfer agent is authorized to cancel and destroy the certificates. In addition, Tandem sought a temporary and permanent injunction against Mr. Mortensen, Aritex Consultants Inc. and any other person in possession of the certificates prohibiting any transfer or other disposition of the certificates and ordering that they be cancelled. The Tarrant County Case was abated pursuant to the Court’s Order Abating Case and Closing File Only signed by the Hon. Donald J. Cosby on January 14, 2009.
On June 12, 2007, Arthur W. Tifford, P.A. filed a lawsuit in the United States District Court for the Western District of Texas, Midland-Odessa Division, in Cause No. MO-07-CV-049, styled Arthur W. Tifford, P.A. v. Tandem Energy Corp., Tandem Energy Holdings, Inc., Manhattan Transfer Registrar Co., Todd M. Yocham, Tim G. Culp, Jack Chambers and Michael Cunningham (the “Western District Case”), against Tandem, TEC, the Reporting Person, Todd M. Yocham, Jack Chambers, Michael Cunningham and Tandem’s transfer agent alleging conversion and conspiracy to convert with respect to the certificate representing the 2,700,000 shares. The Western District Case was dismissed pursuant to an Agreed Order of Dismissal With Prejudice, signed by the Hon. Robert A. Junell on March 22, 2011.
In connection with the settlement of those claims concerning, directly or indirectly, the Reporting Person, in the Tarrant County Case and the Western District Case and pursuant to the terms of the Settlement Agreement, the Reporting Person delivered to Arthur W. Tifford, P.A., and Shafer, Davis, O’Leary & Stoker, 314,395 of the 2,115,976 shares of Platinum’s common stock distributed to the Reporting Person.

Item 7. Material to Be Filed as Exhibits.
7.1 Settlement Agreement and Release, executed and delivered March 17, 2011 but effective as of January 10, 2011, among Arthur W. Tifford, P.A., Arthur W. Tifford, personally, Tandem Energy Holdings, Inc., Tandem Energy Corporation, the Reporting Person and certain other persons and entities whose identities cannot be disclosed due to confidentiality obligations.*
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

04/04/2011 Date

/s/ Tim G. Culp Signature

Tim G. Culp Name/Title

*
Filed herewith. The Reporting Person has requested that the Commission treat as confidential the information redacted from the Settlement Agreement and Release attached hereto as Exhibit 7.1, and has separately filed such redacted information with the Commission pursuant to a request for confidential treatment.

EXHIBIT INDEX

Exhibit No.	Description

7.1[1,2]
Settlement Agreement and Release, executed and delivered March 17, 2011 but effective as of January 10, 2011, among Arthur W. Tifford, P.A., Arthur W. Tifford, personally, Tandem Energy Holdings, Inc., Tandem Energy Corporation, the Reporting Person and certain other persons and entities whose identities cannot be disclosed due to confidentiality obligations.

[1]	Filed herewith

[2]
The Reporting Person has requested that the Commission treat as confidential the information redacted from the Settlement Agreement and Release attached hereto as Exhibit 7.1, and has separately filed such redacted information with the Commission pursuant to a request for confidential treatment.